

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2024

Alexander Shen
Chief Executive Officer
TechPrecision Corporation
1 Bella Drive
Westminster, MA 01473

> **Re: TechPrecision Corporation**
> **Registration Statement on Form S-1**
> **Filed on May 3, 2024**
> **File No. 333-279091**

Dear Alexander Shen:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed on May 3, 2024

General

1. We note that you are incorporating by reference various reports and registration statements previously filed with the Commission. We also note that you have not filed an annual report on Form 10-K for your most recently completed fiscal year. Please advise on your eligibility to incorporate by reference on Form S-1 given general instruction VII(C) to Form S-1, which states that a registrant must have filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for its most recently completed fiscal year in order to use incorporation by reference on Form S-1.

2. Please revise your registration statement to include the executive compensation disclosures required for the fiscal year ended March 31, 2024. Refer to Item 402(n)(1) of Regulation S-K and Question 117.05 of the Regulation S-K Compliance and Disclosure Interpretations.

Alexander Shen
TechPrecision Corporation
May 14, 2024
Page 2

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Sarah Sidwell at 202-551-4733 or Geoffrey Kruczek at 202-551-3641 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing

cc: Andrew J. Terjesen